UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 20, 2018

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Second Quarter 2018

Lima, Peru, July 20, 2018 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q18”) and the six months (“6M18”) ended June 30, 2018. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

2Q18 Financial and Operational Highlights:

(All comparisons are to 2Q17, unless otherwise stated)

●	Sales volume of cement, concrete and precasts increased 1.9% mainly due to higher sales to medium-sized companies and to the public sector.

●	Revenues increased 2.3%, mainly due to an increase in sales volume

●	Cement EBITDA margin of 30.3%, 2.5 percentage points higher, mainly due to operational efficiencies.

●	Consolidated EBITDA of S/ 84.7 million; an increase of 9.7% compared to 2Q17.

●	Net Income of S/ 23.5 million, an increase of 10.3% mainly due to higher operating income.

●	Good Corporate Governance Index. Cementos Pacasmayo was included in the Lima Stock Exchange Good Corporate Governance Index (“BVL IBGC”) for ninth consecutive year.

6M18 Financial and Operational Highlights:

(All comparisons are to 6M17, unless otherwise stated)

●	Sales volume of cement, concrete and precasts increased 4.8%, mainly due to higher sales to medium-sized companies, the self-construction sector and the public sector.

●	Revenues increased 7.5%, primarily due to the increase in sales volume described above, as well as an increase in the average price of cement during 1Q18

●	Cement EBITDA margin of 30.1%, 1.2 percentage points higher, mainly due to operational efficiencies.

●	Consolidated EBITDA of S/ 179.0 million; an increase of 12.2% compared to 6M17, primarily due to increased sales, as well as the operational efficiencies described above.

●	Net Income of S/ 53.2 million, an increase of 23.7% mainly due to higher operating income.

	Financial and Operating Results
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Financial and Operating Results
Cement, concrete and precasts (MT)	534.5	524.8	1.9%	1,097.1	1,046.4	4.8%

In millions of S/.
Sales of goods	287.5	281.0	2.3%	602.8	560.5	7.5%
Gross profit	104.5	108.4	-3.6%	224.9	220.6	1.9%
Operating profit	52.4	47.3	10.8%	115.0	99.1	16.0%
Net income of continuing operations /1	23.5	21.3	10.3%	53.2	43.7	21.7%
Net income	23.5	21.3	10.3%	53.2	43.0	23.7%
Consolidated EBITDA	84.7	77.2	9.7%	179.0	159.6	12.2%
Cement EBITDA /2	87.0	78.0	11.5%	181.7	161.8	12.3%
Gross Margin	36.3%	38.6%	-2.3 pp.	37.3%	39.4%	-2.1 pp.
Operating Margin	18.2%	16.8%	1.4 pp.	19.1%	17.7%	1.4 pp.
Net income of continuing operations Margin	8.2%	7.6%	0.6 pp.	8.8%	7.8%	1.0 pp.
Net income Margin	8.2%	7.6%	0.6 pp.	8.8%	7.7%	1.1 pp.
Consolidated EBITDA Margin	29.5%	27.5%	2.0 pp.	29.7%	28.5%	1.2 pp.
Cement EBITDA Margin	30.3%	27.8%	2.5 pp.	30.1%	28.9%	1.2 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico operations which are included in net income from discontinued operations.

2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

Management Comments

During the second quarter of 2018, we have worked on consolidating our long-term strategy, since we strongly believe that this will give us the potential to grow beyond short-term difficulties. This quarter, although we have grown both in sales and in EBITDA, we have done so at a pace below our potential, due to a slower than expected demand environment. The reconstruction of the North has suffered delays, and self-construction has grown at lower rates than expected, since Peru classified to the World Cup after 36 years and expenses were focused on other soccer-related categories. However, the projected macroeconomic indicators of domestic demand and employment rates are positive, so we are confident in our recovery during the following quarters.

As mentioned in the previous quarter, our new strategy and long-term vision is focused on evolving from a cement producer to a construction solutions Company, with the customer as the main driver of our strategy. The two axes that articulate this strategy are innovation and digital transformation. On the digital transformation side, among other things, we have started to migrate to SAP S/4 Hana, a powerful tool for optimizing and consolidating internal processes. With the implementation of this tool, we position ourselves as a leading Company in the technological front. On the innovation side, we are currently developing 8 projects that seek to solve different strategic challenges. From now on we will be sharing more information regarding our growth strategy, as we believe it is key to understanding the future of Pacasmayo and the value generation we aim for.

Along these lines, we have launched Pacasmayo Profesional, the specialized division of Pacasmayo, which is committed to the commercialization of a complete portfolio of solutions for our client’s projects. To get closer to these customers, we have developed a mobile app where they can have at hand all the solutions, products and services we offer by type of work, find our nearest stores, as well as the ability to register for events and training sessions to receive a series of benefits. To date we have a significant number of downloads, which we hope will continue to grow in the following months.

Finally, we would like to mention that, following our desire for evolution and transformation, we have launched a new web page, which we hope will convey our vision in a clear and convincing manner. We hope to bring you closer to our operations through various images and videos, as well as 360 ° videos of our 3 plants. We invite you to visit it at www.cementospacasmayo.com.pe

In summary, we are convinced that our strategy will bring us long-term growth, and that our current efforts to evolve and transform will continue generating value to our stakeholders.

Economic Overview 2Q18:

Peruvian economic activity continued its recovery, highlighting the positive performance of domestic demand, the greater pace of public spending (mainly due to rehabilitation and maintenance projects) and an increase in private investment. GDP grew close to 4% in 2Q18, the highest rate in two years, which reflects that the economic recovery continues and is increasingly widespread, according to Apoyo Consultoría. Due to this positive performance which was above expectations, Credicorp Capital raised the Peruvian GDP growth projections from 3.5% to 3.8% for 2018. During the second half of the year, the economy should continue improving.

PBI Variation % Real

Source: BCR, Apoyo Consultoría

At the political level, in May the Congress granted the Executive the delegation of powers to, among other issues, accelerate the reconstruction process. To date, only 4% of the reconstruction budget has been executed. More than half of this investment has been in prevention works (de-watering, cleaning and channeling of rivers), which are less intensive in the use of cement.

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market Shipments by Plant and Market Share

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan.

Although only 4% of the total budget has been spent to date, in May the government was granted legislative powers in order to speed up the execution of the reconstruction process. This should help to accelerate the execution in the next months.

In addition to Reconstruction, ongoing projects exist in northern Peru, where Cementos Pacasmayo is the leading provider of cement.

Source: MINEM, Proinversion

Although the progress of these projects has been slow, we have continued shipping cement. During the second quarter, the Government announced that the Chimbote By-Pass will begin execution in October. In addition, the Salaverry Port was awarded this quarter, and it should begin construction in November 2019. The airports of Chiclayo and Piura should also be awarded this year and will begin construction next year.

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Pacasmayo Plant	259.7	260.4	-0.3%	523.7	528.3	-0.9%
Rioja Plant	58.1	65.5	-11.3%	120.8	137.0	-11.8%
Piura plant	209.6	192.5	8.9%	440.0	378.5	16.2%
Total	527.4	518.4	1.7%	1,084.5	1,043.8	3.9%

Cement production volume at the Pacasmayo plant remained stable compared to 2Q17, as in the 6M18 compared to 6M17.

Cement production volume at the Rioja Plant decreased 11.3% in 2Q18 compared to 2Q17, and 11.8% in 6M18 compared to 6M17, mainly due to road blocks by protests from rice and corn producers that impacted the ability to ship cement as well as a decrease in demand from the public sector.

Cement production volume at the Piura Plant increased 8.9% in 2Q18 compared to 2Q17, and 16.2% in 6M18 compared to 6M17, mainly due to increased demand in the Northern part of Pacasmayo’s area of influence.

Total cement production volumes increased 1.7% in 2Q18 compared to 2Q17, and 3.9% in 6M18 compared to 6M17, in line with increased demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Pacasmayo Plant	216.1	200.3	7.9%	437.5	373.8	17.0%
Rioja Plant	46.5	50.8	-8.5%	97.8	102.3	-4.4%
Piura Plant	260.7	82.3	216.8%	335.5	275.4	21.8%
Total	523.3	333.4	57.0%	870.8	751.5	15.9%

Clinker production volume at the Pacasmayo plant increased 7.9% in 2Q18 compared to 2Q17, and 17% in 6M18 compared to 6M17, mainly due to production for inventory purposes of Clinker V which is only produced during 6 months of the year.

Clinker production volume at the Rioja plant decreased 8.5% in 2Q18 compared to 2Q17, and 4.4% in 6M18 compared to 6M17, in line with decreased cement production.

Clinker production volume at the Piura plant increased 216.8% in 2Q18 compared to 2Q17, mainly due to planned preventive maintenance of our kiln in 2Q17, as well as unusually high production this quarter to offset low production in 1Q18. In 6M18, the clinker production volume increased in 21.8%, mainly due to an increase in cement production.

Quicklime Production Volume

(thousands of metric tons)

	Production
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Pacasmayo Plant	43.7	31.8	37.4%	70.2	73.3	-4.2%

Quicklime production volume increased 37.4% in 2Q18 compared to 2Q17, mainly due to production for inventory purposes during this last quarter. In the 6M18, quicklime production volume decreased 4.2% compared to 6M17, mainly due to a decrease in production because of inventory consumption during 1Q18.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Cement	35.8%	35.9%	-0.1 pp.	36.1%	36.4%	-0.3 pp.
Clinker	57.6%	53.4%	4.2 pp.	58.3%	49.8%	8.5 pp.
Quicklime	72.8%	53.0%	19.8 pp.	58.5%	61.1%	-2.6 pp.

Cement production utilization rate at the Pacasmayo plant in 2Q18 remained in line with 2Q17 as well as during 6M18 compared to 6M17.

Clinker production utilization rate in 2Q18 increased 4.2 percentage points compared with 2Q17, mainly due to Clinker V production for inventory purposes.

Additionally, the quicklime production utilization rate increased 19.8 percentage points during 2Q18 compared with 2Q17, mainly due to production for inventory purposes during this quarter. During 6M18, the quicklime utilization rate decreased 2.6 percentage points mainly due to inventory consumption during 1Q18.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Cement	52.8%	59.5%	-6.7 pp.	54.9%	62.3%	-7.4 pp.
Clinker	66.5%	72.6%	-6.1 pp.	69.8%	73.1%	-3.3 pp.

The cement production utilization rate at the Rioja plant was 52.8% in 2Q18 and 54.9% in 6M18; a 6.7 percentage point decrease as compared to 2Q17 and 7.4 percentage point decrease as compared to 6M17, mainly due to decreased demand resulting from the road blocks previously described.

The clinker production utilization rate at the Rioja plant was 66.5% in 2Q18 and 69.8% in 6M18; 6.1 percentage point decrease as compared to 2Q17 and 3.3 percentage point decrease as compared to 6M17, in line with decreased demand and lower cement production.

Piura Plant Utilization Rate

	Utilization Rate
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Cement	52.4%	48.1%	4.3 pp.	55.0%	47.3%	7.7 pp.
Clinker	104.3%	32.9%	71.4 pp.	67.1%	55.1%	12.0 pp.

The cement production utilization rate at the Piura plant was 52.4% in 2Q18; 4.3 percentage points higher than 2Q17, in line with increased demand. In the 6M18 the cement production utilization rate at the Piura plant was 55%; a 7.7 percentage point increase as compared to 6M17.

The clinker production utilization rate at the Piura plant was 104.3% in 2Q18, slightly above nominal capacity; 71.4 percentage points higher than in 2Q17, mainly due to planned preventive maintenance of the kiln during 2Q17, as well as unusually high production this quarter to offset low production during 1Q18. In 6M18 the clinker production utilization rate at the Piura plant was 67.1%; 12 percentage points higher than 6M17.

Consolidated Utilization Rate

	Utilization Rate
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Cemento	42.7%	42.3%	0.4 pp.	43.9%	42.6%	1.3 pp.
Clinker	75.3%	48.0%	27.3 pp.	62.6%	54.1%	8.5 pp.

The consolidated cement production utilization rate was 42.7% in 2Q18, in line with 2Q17. In 6M18 the consolidated cement production utilization rate was 43.9%; 1.3 percentage points higher than 6M17, mainly due to increased demand.

The consolidated clinker production utilization rate was 75.3% in 2Q18; 27.3 percentage points higher than in 2Q17 mainly due to planned preventive maintenance of the kiln in Piura during the 2Q17. During 6M18, the consolidated clinker production utilization rate was 62.6%; a 8.5 percentage points increase compared to 6M17, mainly due to an increase in cement production as well as clinker V production for inventory purposes in Pacasmayo.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	287.5	281.0	2.3%	602.8	560.5	7.5%
Gross Profit	104.5	108.4	-3.6%	224.9	220.6	1.9%
Total operating expenses, net	-52.2	-61.0	-14.4%	-110.0	-121.5	-9.5%
Operating Profit	52.4	47.3	10.8%	115.0	99.1	16.0%
Total other expenses, net	-17.9	-17.4	2.9%	-37.5	-34.7	8.1%
Profit before income tax	34.4	29.9	15.1%	77.5	64.4	20.3%
Income tax expense	-11.0	-8.7	26.4%	-24.2	-20.7	16.9%
Profit from continuing operations	23.5	21.3	10.3%	53.2	43.7	21.7%
Loss from discontinued operations	-	-	N/R	-	-0.8	N/R
Profit for the period	23.5	21.3	10.3%	53.2	43.0	23.7%

During 2Q18, revenues increased 2.3% year-on-year due to a sustained recovery in cement, concrete and precasts sales volume compared to 2Q17. Gross profit decreased 3.6% in 2Q18 compared to 2Q17, mainly due to higher sales of concrete to small and medium-sized companies, which generates a higher operational expense, as well as an increase in the price of coal and other raw materials. Profit from continuing operations increased 10.3% in 2Q18 compared to 2Q17, primarily due to operational efficiencies.

During 6M18, revenues increased by 7.5%, mainly due to the recovery in sales volume after Coastal El Niño during 6M17. Gross profit increased to a lesser extent (1.9%), mainly due to higher transportation costs after road damages from Coastal El Niño and an increase in the price of coal and other raw materials, as well as sales of concrete to small and medium-sized companies, which generates a higher operational expense. Profit from continuing operations increased by 21.7%, mainly due to operational efficiencies and higher revenues.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precasts

(in millions of Soles S/)

	Cement, concrete and precasts
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	255.3	245.8	3.9%	533.3	490.8	8.7%
Cost of Sales	-152.9	-140.9	8.5%	-312.9	-277.9	12.6%
Gross Profit	102.4	104.9	-2.4%	220.4	212.9	3.5%
Gross Margin	40.1%	42.7%	-2.6 pp.	41.3%	43.4%	-2.1 pp.

Sales of cement, concrete and precasts increased 3.9%, reflecting higher sales of concrete, precasts and, to a lesser extent, cement. Gross margin decreased 2.6 percentage points during 2Q18 compared to 2Q17 mainly due to an increase in sales of concrete to small and medium size companies as well as an increase in the price of coal and raw materials.

During 6M18, net sales of cement, concrete and precasts increased by 8.7%, mainly due to an increase in sales of cement and concrete. Gross margin decreased 2.1 percentage points during 6M18 compared to 6M17, mainly due to an increase in sales of concrete to small and medium-sized companies as well as an increase in the price of coal and increased transportation costs due to Coastal El Niño related road damage.

Sales of cement represented 86.4% of cement, concrete and precasts sales during 2Q18.

	Cement
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	220.6	217.4	1.5%	467.1	434.8	7.4%
Cost of Sales	-121.0	-117.1	3.3%	-251.7	-231.3	8.8%
Gross Profit	99.6	100.3	-0.7%	215.4	203.5	5.8%
Gross Margin	45.1%	46.1%	-1.0 pp.	46.1%	46.8%	-0.7 pp.

Sales of cement increased 1.5% in 2Q18 compared to 2Q17, mainly due to increased demand in northern Peru, particularly from for repairs executed by the public sector and from small and medium-sized companies. The gross margin decreased slightly due to an increase in the price of coal and other raw materials.

During the 6M18 the cement sales increased in 7.4% compared to 6M17, mainly due to increased demand in northern Peru particularly from the public sector for small and medium size projects and repairs after Coastal El Niño in 2017. Gross margin decreased slightly mainly due to an increase in the price of coal and logistics costs.

Sales of concrete represented 11.8% of cement, concrete and precasts sales during 2Q18.

	Concrete
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	30.1	24.8	21.4%	55.4	47.7	16.1%
Cost of Sales	-27.3	-20.2	35.1%	-51.0	-39.0	30.8%
Gross Profit	2.8	4.6	-39.1%	4.4	8.7	-49.4%
Gross Margin	9.3%	18.5%	-9.2 pp.	7.9%	18.2%	-10.3 pp.

Sales of concrete increased 21.4% during 2Q18 compared to 2Q17, mainly due to increased demand from small and medium size projects. Gross margin decreased 9.2 percentage points in 2Q18 compared to 2Q17 due to higher sales to small and medium size companies.

During 6M18, concrete sales increased 16.1%, mainly due to the increase in demand mentioned above. Likewise, gross margin in 6M18 decreased 10.3 percentage points due to higher costs mentioned above, as well as higher depreciation due to investments in concrete machinery.

Sales of precasts represented 1.8% of cement, concrete and precasts sales during 2Q18.

	Precasts
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	4.6	3.6	27.8%	10.8	8.2	31.7%
Cost of Sales	-4.6	-3.6	27.8%	-10.2	-7.6	34.2%
Gross Profit	0.0	0.0	0.0%	0.6	0.6	0.0%
Gross Margin	0.0%	0.0%	0.0 pp.	5.6%	7.3%	-1.7 pp.

During 2Q18 precasts sales increased 27.8% compared to 2Q17 and 31.7% in 6M18 compared to 6M17, mainly due to a change in strategy which seeks to expand our client base. Gross margin remained stable compared to 2Q17, and decreased 1.7 percentage points in 6M18 compared to 6M17, mainly due to a decrease in production, since higher sales consumed existing inventory, which resulted in lower dilution of fixed costs.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	16.7	19.4	-13.9%	36.3	40.9	-11.2%
Cost of Sales	-15.5	-16.1	-3.7%	-32.9	-33.8	-2.7%
Gross Profit	1.2	3.3	-63.6%	3.4	7.1	-52.1%
Gross Margin	7.2%	16.5%	-9.3 pp.	9.4%	17.4%	-8.0 pp.

Quicklime sales decreased 13.9% in 2Q18 and 11.2% in 6M18 compared to 2Q17 and 6M17, mainly due to changes in the sales mix, which resulted in a lower average price. Gross margin decreased 9.3 percentage points in 2Q18 and 8.0 percentage points in 6M18 compared to 2Q17 and 6M17 respectively, due to the lower price mentioned before, as well as the increase in the price of coal.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Sales of goods	15.4	15.9	-3.1%	32.5	28.8	12.8%
Cost of Sales	-14.6	-15.6	-6.4%	-31.6	-28.1	12.5%
Gross Profit	0.8	0.3	166.7%	0.9	0.7	28.6%
Gross Margin	5.2%	1.9%	3.3 pp.	2.8%	2.4%	0.4 pp.

During 2Q18, construction supply sales decreased 3.1% compared to 2Q17. During 6M18, the sales of construction supplies increased 12.8%, mainly due to an increase in sales derived from reconstruction spending by the self-construction segment as families are rebuilding their homes after Coastal El Niño.

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Personnel expenses	21.0	23.8	-11.8%	43.0	50.5	-14.9%
Third-party services	14.4	16.6	-13.3%	26.6	29.9	-11.0%
Board of directors	1.7	1.7	0.0%	3.3	3.3	0.0%
Depreciation and amortization	2.7	3.9	-30.8%	5.6	7.6	-26.3%
Other	2.9	3.2	-9.4%	6.2	6.3	-1.6%
Total	42.7	49.2	-13.2%	84.7	97.6	-13.2%

Administrative expenses decreased 13.2% in 2Q18 compared to 2Q17 and 13.2% in 6M18 compared to 6M17, mainly due to a decrease in personnel expenses, with a reduction in severance payments and lower third parties services from consultancy services given in 2Q17.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Personnel expenses	5.0	3.8	31.6%	10.3	8.7	18.4%
Advertising and promotion	3.0	3.7	-18.9%	7.7	8.5	-9.4%
Other	2.0	2.0	0.0%	3.7	3.7	0.0%
Total	10.0	9.5	5.3%	21.7	20.9	3.8%

Selling expenses increased 5.3% in 2Q18 compared to 2Q17, mainly due to higher personnel expenses. However these expenses are in line with the average from past quarters. During 6M18, selling expenses increased slightly compared to 6M17, in line with increased sales.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	2Q18	2Q17	Var %.	6M18	6M17	Var %.
Net Income	23.5	21.3	10.3%	53.2	43.7	21.7%
+ Income tax expense	11.0	8.7	26.4%	24.2	20.7	16.9%
- Finance income	-0.5	-2.5	-80.0%	-0.8	-4.0	-80.0%
+ Finance costs	18.0	18.8	-4.3%	37.4	36.5	2.5%
+/- Net loss from exchange rate	0.4	1.0	-60.0%	0.9	2.1	-57.1%
+ Depreciation and amortization	32.3	29.9	8.0%	64.0	60.6	5.6%
Consolidated EBITDA	84.7	77.2	9.7%	179.0	159.6	12.2%
EBITDA from Salsud *	2.3	0.8	N/R	2.7	2.2	22.7%
Cement EBITDA	87.0	78.0	11.5%	181.7	161.8	12.3%

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Cement EBITDA increased 11.5% in 2Q18 compared to 2Q17 mainly due to higher operating profit because of lower administrative expenses and lower costs related to Coastal El Niño.

During 6M18, Cement EBITDA increased in 12.3% compared to 6M17, mainly due to higher sales and higher operating profit.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of June 30, 2018, the Company’s cash position was S/66.3 million (US$20.3 million). This balance includes certificates of deposit in the amount of S/46 million (US$14.1 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 30.0	2.68%	May 24, 2018	July 10, 2018
Banco de Crédito del Perú	S/. 9.0	2.98%	June 13, 2018	July 10, 2018
Banco de Crédito del Perú	S/. 3.0	2.93%	June 19,2018	July 10, 2018
Banco de Crédito del Perú	S/. 4.0	2.87%	June 28,2018	July 5, 2018

	S/. 46.0

The remaining balance of S/20.3 million (US$6.2 million) is held mainly in the Company’s bank accounts, of which US$1.1 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	Total
Indebtedness	-	-	913.3	913.3
Future interest payments	44.2	88.3	88.3	220.8
Total	44.2	88.3	1,001.6	1,134.1

As of June 30, 2018, the Company’s total outstanding debt reached S/981.6 million (US$300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of June 30, 2018, the Company maintains cross currency swap hedging agreements in the amount of US$300 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$279.1 million).

As of June 30, 2018, Net Adjusted Debt/EBITDA ratio was 2.1x.

Capex

Capex

(in millions of Soles S/)

As of June 30, 2018, the Company invested S/32 million (US$9.8 million), allocated to the following projects:

Projects	6M18
Pacasmayo Plant Projects	7.2
Concrete and aggregates equipment	10.0
Rioja Plant Projects	0.4
Piura Plant Projects	14.4
Total	32.0

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.272 per US$ 1.00, which was the exchange rate, reported as of June 30, 2018 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

Assets	As of jun-18	As of Dec-17
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	66,333	49,216
Trade and other receivables	97,904	99,518
Income tax prepayments	39,806	27,755
Inventories	395,335	373,020
Prepayments	17,310	3,846
Total current assets	616,688	553,355

	As of jun-18	As of Dec-17
Non-current assets	S/ (000)	S/ (000)
Other receivables	14,861	16,207
Prepayments	438	533
Available-for-sale financial investments	26,883	21,206
Other financial instruments	3,293	489
Property, plant and equipment	2,176,057	2,208,553
Exploration and evaluation assets	12,863	13,416
Deferred income tax assets	161	142
Other assets	169	214
Total non-current assets	2,234,725	2,260,760

Total assets	2,851,413	2,814,115

Liabilities and equity	As of jun-18	As of Dec-17
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	157,274	177,995
Income tax payable	1,403	2,431
Provisions	33,478	24,575
Total current liabilities	192,155	205,001

	As of jun-18	As of Dec-17
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	974,811	965,290
Other non-current provisions	4,946	28,293
Deferred income tax liabilities	118,278	108,823
Total non-current liabilities	1,098,035	1,102,406

Total liabilities	1,290,190	1,307,407
0
	As of jun-18	As of Dec-17
Equity	S/ (000)	S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-119,005	-119,005
Additional paid-in capital	432,779	432,779
Legal reserve	166,168	160,686
Other reserves	-43,833	-43,699
Retained earnings	660,991	611,652

Equity attributable to equity holders of the parent	1,561,247	1,506,560
Non-controlling interests	-24	148

Total equity	1,561,223	1,506,708

Total liabilities and equity	2,851,413	2,814,115

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

	2Q18	2Q17	6M18	6M17
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	287,540	281,036	602,791	560,489
Cost of sales	-183,023	-172,681	-377,866	-339,871
Gross profit	104,517	108,355	224,925	220,618

Operating income (expenses)
Administrative expenses	-42,753	-49,259	-84,674	-97,609
Selling and distribution expenses	-9,953	-9,495	-21,691	-20,958
Other operating income (expenses), net	544	-2,283	-3,604	-2,977
Total operating expenses , net	-52,162	-61,037	-109,969	-121,544

Operating profit	52,355	47,318	114,956	99,074

Other income (expenses)
Finance income	469	2,485	816	4,015
Finance costs	-17,987	-18,795	-37,391	-36,505
Net gain (loss) from exchange difference, net	-393	-1,087	-931	-2,197

Total other expenses, net	-17,911	-17,397	-37,506	-34,687

Profit before income tax	34,444	29,921	77,450	64,387

Income tax expense	-10,992	-8,657	-24,206	-20,678

Profit for the period from continuing operations	23,452	21,264	53,244	43,709
Loss for the period from discontinued operations	-	-	-	-754
Profit for the period	23,452	21,264	53,244	42,955

Attributable to:
Equity holders of the parent	25,012	21,413	54,821	43,718
Non-controlling interests	-1,560	-149	-1,577	-763
Net income	23,452	21,264	53,244	42,955

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.06	0.05	0.13	0.09

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on available-for-sale investments S/ (000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2017	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	43,718	43,718	-763	42,955
Other comprehensive income	-	-	-	-	-	-36	-298	-	-334	-	-334
Total comprehensive income	-	-	-	-	-	-36	-298	43,718	43,384	-763	42,621

Appropriation of legal reserve	-	-	-	-	4,372	-	-	-4,372	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Purchase of shares in treasury	-	-	-34,216	-	-	-	-	-	-34,216	-	-34,216
Splitting effects of equity	-107,593	-10,224	23,459	-118,569	-36,957	-	-	-	-249,884	-100,357	-350,241
Expired dividends	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests	-	-	-	-576	-	-	-	-	-576	576	-

Balance as of June 30, 2017	423,868	40,279	-119,005	426,020	155,679	109	-17,045	716,432	1,626,337	12,536	1,638,873

Balance as of January 1, 2018	423,868	40,279	-119,005	432,779	160,686	-	-43,699	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	54,821	54,821	-1,577	53,244
Other comprehensive income						4,002	-4,136	-	-134	-	-134
Total comprehensive income	-	-	-	-	-	4,002	-4,136	54,821	54,687	-1,577	53,110
	-	-	-	-	-	-	-	-	-	-	-
Appropriation of legal reserve	-	-	-	-	5,482	-	-	-5,482	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405

Balance as of June 30, 2018	423,868	40,279	-119,005	432,779	166,168	4,002	-47,835	660,991	1,561,247	-24	1,561,223